

Mail Stop 7010   March 25, 2008

Charles Sand
Chairman
Soy Energy, LLC
222 N. Main Street
P.O. Box 663
Marcus, Iowa 51035

> **Re: Soy Energy, LLC**
> **Registration Statement on Form 10**
> **Filed February 28, 2008**
> **File No. 000-53112**

Dear Mr. Sand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Comments regarding your confidential treatment request will be sent under separate cover.

2. Please provide updated financial statements and related disclosures as required by Rule 3-12(a) of Regulation S-X. You may update your financial statements by either amending your registration statement or by filing Form 10-Q.

Form 10 Cover Page

3. Please identify whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act.

Business, page 1

Business Development, page 1

4. Please describe the structure of your organization and summarize the related material risks described under Risks Related to Tax Issues. Also disclose that the units are generally non-transferable, as you disclose on page 30.

5. Please describe your plans in greater detail in the event you do not obtain financing to complete the project. For example, disclose when you will make a determination to dissolve and how much is available for the investors after making distributions according to your operating agreement.

Sources and Availability of Raw Materials, page 12

6. In this section, please disclose that you anticipate entering into a feedstock agreement with FCStone, as disclosed on pages 22 and 23.

Patents, trademarks, licenses, page 14

7. We note your risk factors regarding technology supplied by Cimbria Sket and Westfalia Separator, Inc. Please describe these technologies and the related risks in greater detail.

Risk Factors, page 16

8. Please revise the last two sentences in the first paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

Our directors and officers have other business . . ., page 29

9. Please provide a more detailed description of the business relationships which may pose conflicts of interest.

Management's Plan of Operation for the Next 12 Months, page 32

10. In your overview you indicate that you are evaluating changes to the design and technology of your biodiesel plant. Given these potential changes, please

supplementally tell us what consideration, if any, was given to potential impairment of construction costs currently capitalized.

Liquidity and Capital Resources, page 38

11. Please update your document to reflect your current status in securing debt or equity financing in order to recommence plant construction.

Directors and Executive Officers, page 42

12. Please disclose the name of your chief financial officer.

13. Please describe Steve Leavitt's business experience for the past five years, including all relevant dates. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 46

14. We note on page F-12 that certain members of your board are also on the board of Farmers State Bank. Please disclose the names of all your directors who sit on the board of directors of Farmers State Bank.

15. On page 47, we note you refer to Darrell Downs as a promoter. Please provide the information required by Item 404(c) of Regulation S-K for all promoters of your company.

Recent Sales of Unregistered Securities, page 48

16. Please name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. Please also disclose what types of expenses were included in the $186,000 offering costs.

Description of Registrant's Securities to be Registered, page 49

17. Please describe how profits, losses, and other amounts are allocated among the investors.

Financial Statements, page F-1

Note 7 – Commitments and Contingencies, page F-11

Construction Contracts

18. Please supplementally tell us how the costs incurred during fiscal 2007 relating to facility construction costs of $9.1 million and boiler construction costs of $1.8

million, are reflected in your statements of cash flows for the fiscal year ended October 31, 2007.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joseph Leo, Esq.
        BrownWinick
        666 Grand Avenue
        Suite 2000, Ruan Center
        Des Moines, Iowa 50309